Part IV
IRON MOUNTAIN INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2024
(In thousands, except share and per share data)

11.SEGMENT INFORMATION
Our Chief Operating Decision Maker (“CODM”), our President and CEO, uses Adjusted EBITDA as the basis for evaluating the performance of, and allocating resources to, our operating segments. The CODM uses Adjusted EBITDA to ensure that resources, including capital, are allocated strategically to support our strategy. ~~Other significant expenses regularly provided to the CODM include total Restructuring and other transformation costs, as disclosed in Note 13.~~
As of December 31, 2024, our two reportable segments are described as follows:
(1)Global Records and Information Management ("Global RIM") Business includes several distinct offerings:
(i)Records Management, which stores physical records and provides information services, vital records services, courier operations, and the collection, handling and disposal of sensitive documents ("Records Management") for customers in 61 countries around the globe.
(ii)Data Management, which provides storage and rotation of backup computer media as part of corporate disaster recovery plans, including service and courier operations, server and computer backup services and related services offerings ("Data Management").
(iii)Global Digital Solutions, which develops, implements and supports comprehensive storage and information management solutions for the complete lifecycle of our customers’ information, including the management of physical records, conversion of documents to digital formats and digital storage of information. In August 2024, we launched the Insight Digital Experience Platform (also referred to as DXP), a secure, software-as-a-service platform designed to automate customer workflows, enhance data accessibility, ensure audit compliance and optimize customer data for artificial intelligence applications.
(iv)Secure Shredding, which includes the scheduled pick-up of office records that customers accumulate in specially designed secure containers we provide and is a natural extension of our hardcopy records management operations, completing the lifecycle of a record. Through a combination of shredding facilities and mobile shredding units consisting of custom built trucks, we are able to offer secure shredding services to our customers.
(v)Media and Archive Services, which includes entertainment and media services, which help industry clients store, safeguard and deliver physical media of all types, and provides digital content repository systems that house, distribute and archive key media assets.
(vi)Consumer Storage, which provides on-demand, valet storage for consumers utilizing data analytics and machine learning to provide effective customer acquisition and a convenient and seamless consumer storage experience.
(2)Global Data Center Business, which provides enterprise-class data center facilities and hyperscale-ready capacity to protect mission-critical assets and ensure the continued operation of our customers’ IT infrastructure, with secure, reliable and flexible data center options.
The remaining activities of our business consist primarily of our ALM and Fine Arts businesses and Corporate and Other.
(i)ALM provides hyperscale and corporate IT infrastructure managers with services and solutions that enable the decommissioning, data erasure, processing and disposition, and recycling or sale of IT hardware and component assets. ALM services are enabled by: secure logistics, chain of custody and complete asset traceability practices, environmentally-responsible asset processing and recycling, and data sanitization and asset refurbishment services that enable value recovery through asset remarketing. In addition, ALM also offers workplace IT asset management services including storage, configuration, deployment, device support, end-of-life disposition and recycling or sale of employee IT devices. Our ALM services focus on protecting and eradicating customer data while maintaining strong, auditable and transparent chain of custody practices.
(ii)Fine Arts provides technical expertise in the handling, installation and storing of art.

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Table of Contents Part IV
(iii)Corporate and Other also includes costs related to executive and staff functions, including finance, human resources and IT, which benefit the enterprise as a whole.

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IRON MOUNTAIN INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2024
(In thousands, except share and per share data)

11. SEGMENT INFORMATION (CONTINUED)
The accounting policies of our reportable segments are the same as those described in Note 2.
An analysis of our business segment information and reconciliation to the accompanying Consolidated Financial Statements is as follows:

	GLOBAL RIM BUSINESS	GLOBAL DATA CENTER BUSINESS	TOTAL REPORTABLE SEGMENTS	CORPORATE AND OTHER	TOTAL CONSOLIDATED
As of and for the Year Ended December 31, 2024
Total Revenues	$ 4,979,438	$ 620,028	$ 5,599,466	$ 550,443	$ 6,149,909
Storage Rental	3,009,094	606,294	3,615,388	66,871	3,682,259
Service	1,970,344	13,734	1,984,078	483,572	2,467,650
Other ~~Reportable~~ Segment ~~Expenses(1~~)Items(1)	2,756,321	337,515	3,093,836
Adjusted EBITDA	2,223,117	282,513	2,505,630
Total Assets(2)	10,408,885	6,060,608	16,469,493	2,247,622	18,717,115
As of and for the Year Ended December 31, 2023
Total Revenues	$ 4,661,776	$ 495,026	$ 5,156,802	$ 323,487	$ 5,480,289
Storage Rental	2,834,352	474,066	3,308,418	62,227	3,370,645
Service	1,827,424	20,960	1,848,384	261,260	2,109,644
Other ~~Reportable~~ Segment ~~Expenses(1~~)Items(1)	2,634,739	279,081	2,913,820
Adjusted EBITDA	2,027,037	215,945	2,242,982
Total Assets(2)	10,876,225	4,788,600	15,664,825	1,808,977	17,473,802
As of and for the Year Ended December 31, 2022
Total Revenues	$ 4,295,115	$ 401,125	$ 4,696,240	$ 407,334	$ 5,103,574
Storage Rental	2,606,721	372,208	2,978,929	55,094	3,034,023
Service	1,688,394	28,917	1,717,311	352,240	2,069,551
Other ~~Reportable~~ Segment ~~Expenses(1~~)Items(1)	2,407,526	225,503	2,633,029
Adjusted EBITDA	1,887,589	175,622	2,063,211
Total Assets(2)	10,654,650	3,752,088	14,406,738	1,733,776	16,140,514
(1) ~~Primarily r~~Relates to Cost of sales (excluding depreciation and amortization) and Selling, general and administrative expenses for the respective reportable segment. The CODM does not regularly review disaggregated expense information included within “Other Segment Items” for any individual segments but may review consolidated Cost of sales (excluding depreciation and amortization) and consolidated Selling, general and administrative expense information to manage the business.
(2) Excludes all intercompany receivables or payables and investment in subsidiary balances.

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Table of Contents Part IV
Part IV
IRON MOUNTAIN INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2024
(In thousands, except share and per share data)

11. SEGMENT INFORMATION (CONTINUED)
A reconciliation of Adjusted EBITDA for our reportable segments to total Net Income (Loss) Before Provision (Benefit) for Income Taxes for the years ended December 31, 2024, 2023 and 2022 is as follows:
YEAR ENDED DECEMBER 31,

2024		2023	2022
Total Adjusted EBITDA for Reportable Segments	$ 2,505,630	$ 2,242,982	$ 2,063,211
Add/(Deduct):
Corporate and other	(269,250)	(281,305)	(236,154)
Interest expense, net	(721,559)	(585,932)	(488,014)
Depreciation and amortization	(900,905)	(776,159)	(727,595)
Acquisition and Integration Costs	(35,842)	(25,875)	(47,746)
Restructuring and other transformation	(161,359)	(175,215)	(41,933)
(Loss) gain on disposal/write-down of property, plant and equipment, net (including real estate)	(6,196)	12,825	93,268
Other (expense) income, net, excluding our share of losses (gains) from our unconsolidated joint ventures	(39,159)	(98,891)	83,268
Stock-based compensation expense	(118,138)	(73,799)	(56,861)
Our share of Adjusted EBITDA reconciling items from our unconsolidated joint ventures	(8,684)	(11,425)	(9,806)
Total Net Income (Loss) Before Provision (Benefit) for Income Taxes	$ 244,538	$ 227,206	$ 631,638

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IRON MOUNTAIN 2024 FORM 10-K

IRON MOUNTAIN INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2024
(In thousands, except share and per share data)

11. SEGMENT INFORMATION (CONTINUED)
Information as to our operations in different geographical areas for the years ended December 31, 2024, 2023 and 2022 is as follows:
YEAR ENDED DECEMBER 31,
2024    2023    2022

Revenues:
United States	$ 4,008,402	$ 3,507,134	$ 3,262,755
United Kingdom	426,462	393,917	332,556
Canada	303,184	279,325	270,836
Remaining Countries	1,411,861	1,299,913	1,237,427
Long-lived Assets:
United States	$ 11,399,912	$ 9,492,911	$ 8,925,643
United Kingdom	1,419,582	1,315,715	1,062,641
Canada	612,581	498,511	514,777
Remaining Countries	3,593,818	4,431,120	4,090,308

Information as to our revenues by product and service lines by segment for the years ended December 31, 2024, 2023 and 2022 is as follows:

	GLOBAL RIM BUSINESS	GLOBAL DATA CENTER BUSINESS	CORPORATE AND OTHER	TOTAL CONSOLIDATED
For the Year Ended December 31, 2024
Records Management(1)	$ 3,899,109	$ —	$ 162,366	$ 4,061,475
Data Management(1)	515,306	—	—	515,306
Information Destruction(1)(2)(3)	565,023	—	388,077	953,100
Data Center(1)	—	620,028	—	620,028
For the Year Ended December 31, 2023
Records Management(1)	$ 3,625,264	$ —	$ 146,389	$ 3,771,653
Data Management(1)	520,194	—	—	520,194
Information Destruction(1)(2)(3)	516,318	—	177,098	693,416
Data Center(1)	—	495,026	—	495,026
For the Year Ended December 31, 2022
Records Management(1)	$ 3,287,237	$ —	$ 137,845	$ 3,425,082
Data Management(1)	510,107	—	185	510,292
Information Destruction(1)(2)(3)	497,771	—	269,304	767,075
Data Center(1)	—	401,125	—	401,125
(1) Each of these offerings has a component of revenue that is storage rental related and a component that is service related, except for information destruction, which does not have a storage rental component.
(2) Information destruction revenue for our Global RIM Business includes secure shredding services.
(3) Information destruction revenue for Corporate and Other includes product revenue from our ALM business.

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